Exhibit (a)(1)(iii)

SCRIPPS NETWORKS INTERACTIVE, INC.

OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS

FOR RESTRICTED CLASS A COMMON SHARES

ELECTION INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

Before making an election, please make sure you have received, read and understand the documents that make up the Exchange Offer, including: (1) the Offer to Exchange Certain Outstanding Stock Options for Class A Restricted Shares (referred to as the “Exchange Offer”); (2) the message to option holders dated June 1, 2009; (3) the election instructions; (4) the withdrawal instructions; (5) the Section 83(b) election form; (6) our 2008 Long-Term Incentive Plan; and (7) the applicable form of restricted stock agreement. The Exchange Offer is subject to the terms of these documents as they may be amended. BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE EXCHANGE OFFER AS SET FORTH IN THE EXCHANGE OFFER DOCUMENTS. Capitalized terms used but not defined in these election instructions will have the meanings described in the Exchange Offer.

The Exchange Offer provides Eligible Option Holders the opportunity to exchange Eligible Options for Restricted Shares as set forth in Section 2 of the Exchange Offer. The Exchange Offer will expire at 11:59 p.m., Eastern Daylight Time, on June 26, 2009, unless we extend the offer. To participate in the Exchange Offer, you must complete and submit your election via the Offer Web Site at https://www.sniexchange.com by 11:59 p.m., Eastern Daylight Time, on June 26, 2009, unless we extend the offer. To complete and submit your election, you must take the following steps:

1. To access the Offer Web Site, go to https://www.sniexchange.com and log in to the Web site. When you log in for the first time, you will need to follow the instructions to register for the Web site. Please refer to the Offer Web Site Instructions for instructions on how to use the Web site.

2. After following the instructions on the Offer Web Site User Agreement, you may access documents that provide further details about the Exchange Offer. In addition, you may click on the “Start Here” button on the home page to access the Exchange Simulator which will enable you to enter hypothetical future share prices and see the share price’s effect on the potential future values of your options and Restricted Shares.

3. To make your election, click on the “Go to Make My Election” button and select the options that you would like to exchange by clicking on the boxes next to such options.

4. Authorize your election by entering your username and the randomly-generated, personalized authorization code to digitally “sign off” on your choices.

5. Click on the “Submit My Election” button to finalize your election.

6. Click on the “Generate a Confirmation Statement” button on the following confirmation screen to print out a record of your election.

Confirmation statements for submissions through the Offer Web Site may be obtained by clicking on the “Generate a Confirmation Statement” button after submitting your election. You should print and save a copy of the confirmation for your records.

Exhibit (a)(1)(iii) - 1

Elections made by any other means, including by hand delivery, interoffice, U.S. mail (or other post), Federal Express (or similar delivery service), facsimile and email, are not permitted and will not be accepted.

Our receipt of your election is not by itself an acceptance by us of your options for exchange. For purposes of the Exchange Offer, we will be deemed to have accepted Eligible Options that are validly tendered and not properly withdrawn as of when we give oral or written notice to option holders generally of our acceptance for exchange of such options, which notice may be made by email, press release or other method of communication.

Although you can print a confirmation statement of your election on the Offer Web Site after you submit your election via the Offer Web Site, any confirmation of receipt sent to you is merely a notification that we have received your election and does not mean that your options have been accepted for exchange.

Tenders.

If you decide to participate in the Exchange Offer, you do not have to surrender all of your options. However, if you surrender any options from a particular Tranche, you must surrender all outstanding options from that Tranche that you hold. The only exception to this rule is that you may tender less than all of the options from a particular Tranche covered by a domestic relations order (or comparable legal document as the result of the end of a marriage).

Signatures.

Entering your username and authorization code and submitting the election via the Offer Web Site is the equivalent of signing your name and has the same legal effect as your written signature.

Questions and Requests for Additional Copies.

You should direct questions about the Exchange Offer or requests for additional copies of the Exchange Offer or other documents relating to the Exchange Offer to:

Exchange Program

Scripps Networks Interactive, Inc.

312 Walnut Street, Suite 1800

Cincinnati, Ohio 45202

Telephone: (513) 824-3343

Attention: Susan Balsley, Compensation Manager

Email: equity@scrippsnetworks.com

Copies will be furnished promptly at our expense.

Irregularities.

We will determine, in our discretion, all questions as to the validity, form, eligibility, including time of receipt, and acceptance of any options. Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. We reserve the right to reject any elections or any options elected to be exchanged that we determine are ineligible, not in appropriate form or that we determine are unlawful to accept. Subject to the conditions of the Exchange Offer, we

Exhibit (a)(1)(iii) - 2

will accept all properly tendered Eligible Options that are not validly withdrawn. We reserve the right to waive any of the conditions of the Exchange Offer or any defect or irregularity in any tender of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered options. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer, and we will strictly enforce the Election Deadline, subject only to an extension that we may grant in our discretion.

Additional Documents to Read.

You should be sure to read the Exchange Offer and all documents referenced therein before deciding to participate in the Exchange Offer.

Important Tax Information.

Please refer to Section 14 of the Exchange Offer which contains important tax information. We also recommend that you consult with your personal tax advisors before deciding whether or not to participate in the Exchange Offer.

Exhibit (a)(1)(iii) - 3